

September 2, 2010

<u>Via U.S. Mail and Facsimile to 845-986-6699</u>

Duane W. Albro
President and Chief Executive Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

     Re: **Warwick Valley Telephone Company**
           Form 10-K for the fiscal year ended December 31, 2009
           Filed March 16, 2010
           File No. 000-11174

Dear Mr. Albro:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement filed March 25, 2010

Compensation Discussion and Analysis, page 20

1. In the second paragraph on page 20, you disclose two named executive officers based on not having vice presidents in charge of a principal business unit or other officers performing policy making functions. However, Item 402(m)(2) of Regulation S-K requires disclosure of the compensation of your principal executive officer and two most highly compensated executive officers other than the PEO without reference to their rank or duties. Please explain whether you believe another employee would have qualified as a NEO and, if so, please add the appropriate disclosure in future filings. Please also consider Instruction 1 to Item 402(m)(2) in your response.

2.   In the third full paragraph on page 24, you disclose the equity awards made to your NEOs based on your 2009 performance. Although you made these awards in February 2010, the awards are for compensation earned during the 2009 fiscal year. Please conform your Compensation Discussion & Analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Robert Bartelmes, Senior Financial Analyst, at 202-551-3354 with any questions.

                                        Sincerely,

                                        /s/ Robert Bartelmes
                                        for Larry Spirgel
                                        Assistant Director